SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated December 26, 2019, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated December 26, 2019 The Company informs that it has transferred to an unrelated third party (“the buyer”) the Plot 1 of the land reserve located at Av. Avellaneda and Olegario Andrade 367 in Caballito neighborhood in the City of Buenos Aires.

Plot 1 has an estimated surface of 3,221 sqm where a 10 floors residential building will be developed for a total area of 11,400 sqm, together with a commercial ground floor of 1,216 sqm and a basement of 138 parking spaces (“Building 1”).

The amount of the operation was set at USD 5.5 million to be paid in future functional units of Building 1, which represent the equivalent of 23.53% of the owned square meters, with a minimum guaranteed of 2,735 sqm composed for 1,215.62 commercial sqm, 1,519.68 residential sqm and a certain number of parking spaces that represent 22.50% of the own sqm with that destination and never less than 31 units.

The aforementioned consideration is guaranteed by a mortgage on Plot 1 and Building 1.

The buyer has an Option to acquire Plot 2 of the same property until August 31, 2020 and Plots 3 and 4 until March 31, 2021, subject to certain suspensive conditions.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: December 26, 2019